Wilson Sonsini Goodrich & Rosati Professional Corporation 1700 K Street NW Fifth Floor Washington, D.C. 20006-3817 O: 202.973.8800 F: 202.973.8899

December 21, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Justin Dobbie
Sonia Bednarowski
William Schroeder
John Spitz

Re:	Bitwise 10 Crypto Index Fund

Form 8-K filed December 2, 2021

File No. 000-56270

Ladies and Gentlemen:

On behalf of our client, Bitwise 10 Crypto Index Fund (“Bitwise” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 7, 2021, relating to the above referenced Form 8-K (the “8-K”). The Company is concurrently publicly filing via EDGAR Amendment No. 1 to the Form 8-K (the “Revised 8-K”).

In this letter, we have recited the comments from the staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the 8-K), all page references herein correspond to the Revised 8-K.

Form 8-K filed December 2, 2021 Item 4.02, page 1

1.

We note your disclosure that WithumSmith+Brown PC (“WSB”), advised the Sponsor that since the amended text of Note 3 was added subsequently to the issuance of the opinion related to the Trust’s financial statements issued on April 22, 2021, the text of Note 3 as amended could not be relied upon as part of the existing opinion over the audited financial statements. Please revise your filing to address the following:

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

Securities and Exchange Commission

December 21, 2021

•

Refer to Item 4.02(b) of Form 8-K and revise to provide all required disclosures if you are advised by, or received notice from, your independent accountant that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report to previously issued financial statements; and

•

Revise to include an independent accountant’s letter as required by the Form 8-K instructions under Item 4.02(c)(3). Please also tell us whether you have completed all of the other steps specified by Item 4.02(c).

We acknowledge the Staff’s comment, and respectfully note that the Company filed the 8-K pursuant to Item 4.02(a) of Form 8-K. The Company is filing the Revised 8-K to clarify that management of Bitwise Investment Advisers, LLC (the “Sponsor”) made the determination that the text of Note 3 as amended in Form 10-12G on August 13, 2021 could not be relied upon. Management of the Sponsor discussed its decision with WSB during its deliberations, and no notice or advisement under Item 4.02(b) of Form 8-K was received from WSB. The Company has confirmed with WSB that the determination was made pursuant to Item 4.02(a) of Form 8-K.

Securities and Exchange Commission

December 21, 2021

Please direct any questions regarding the Company’s responses or the Revised 8-K to me at (202) 973-8808 or rrosenblum@wsgr.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert H. Rosenblum
Robert H. Rosenblum

cc:	Hunter Horsley, Bitwise 10 Crypto Index Fund

Amy B. Caiazza, Wilson Sonsini Goodrich & Rosati, P.C.